UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Anchiano Therapeutics Ltd.
(Name of Issuer)
American Depositary Shares, each representing five ordinary shares, no par value Ordinary Shares, no par value
(Title of Class of Securities)
03280X 102**
(CUSIP Number)
Bradley R. Goldman
Palisade Medical Equity I, LP
One Bridge Plaza North
Suite 695
Fort Lee, NJ 07024
(201) 585-7733

Copies to:

Anna T. Pinedo
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 506-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 03280X 102**

1	NAME OF REPORTING PERSON: Palisade Medical Equity I, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,848,200 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,848,200 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,200 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98% (1)
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 03280X 102**

1	NAME OF REPORTING PERSON: Dennison T. Veru I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,500 Ordinary Shares (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,500 Ordinary Shares (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,500 Ordinary Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (3)
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 03280X 102**
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this “Schedule 13D”) relates to American Depositary Shares, each representing five ordinary shares, no par value, of Anchiano Therapeutics Ltd. (the “Issuer”), having a principal executive office at 1/3 High-Tech Village, Givat Ram, P.O. Box 39264, Jerusalem, 9139102 Israel.
ITEM 2.	IDENTITY AND BACKGROUND:
(a) This Schedule 13D is filed by and on behalf of each of Palisade Medical Equity I, LP (“Palisade”) and Dennison T. Veru pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated by reference herein. Each of Palisade and Mr. Veru are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons” in this Schedule 13D. Dennison T. Veru is the Managing Member, Co-Chairman and Chief Investment Officer of Palisade Capital Management, L.L.C. (“PCM”), Palisade’s investment manager, and a member and President of Palisade Medical Equity Holdings I, LLC, Palisade’s general partner. In addition, Mr. Veru is a member of the Issuer’s board of directors. (b) The principal business address of each Reporting Person is: One Bridge Plaza North, Suite 695, Fort Lee, New Jersey 07024. (c) The principal business of Palisade is as an investment limited partnership. The principal business of Mr. Veru is as an investment advisor with PCM. (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) The place of organization of Palisade Medical Equity I, LP is Delaware. Mr. Veru is a citizen of the United States of America.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Palisade acquired 18,482,000 Ordinary Shares in a series of private transactions on October 20, 2017. In June 2018, the Issuer completed a 10:1 reverse share split, resulting in Palisade holding 1,848,200 Ordinary Shares of the Issuer. Mr. Veru acquired 6,900 ADSs representing 34,500 Ordinary Shares in the open market on February 12, 2019 using cash on hand.
ITEM 4.	PURPOSE OF TRANSACTION:
All securities of the Issuer reported acquired by the Reporting Persons in this Schedule 13D were acquired for the sole purpose of investment and were not intended to and did not effect any change in the control of the Issuer. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares and ADSs in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Share or the ADSs or otherwise, they may acquire Ordinary Shares, ADSs or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares or ADSs, as applicable, currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Except as described above, neither of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 37,099,370 Ordinary Shares outstanding as of February 12, 2019, as disclosed in the Issuer’s Registration Statement on Form F-1 filed with the SEC on February 13, 2019. The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person. Except as indicated in Item 4 or this Item 5, the Reporting Persons do not own beneficially, or have any right to acquire, directly or indirectly, any Ordinary Shares or ADSs. (b) The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference. (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the past 60 days. (d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Ordinary Shares or ADSs, as applicable, reported as beneficially owned by such persons on this Schedule 13D. (e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer. Board Representation Mr. Veru is a member of the board of directors of the Issuer. Mr. Veru may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer. Joint Filing Agreement Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of February 22, 2019 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the SEC. References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6. Lock-up Agreement Palisade and Mr. Veru each signed a lock-up letter agreement (the “Lock-Up Agreement”) under which each agreed, subject to certain exceptions, without the prior written waiver of Oppenheimer & Co. Inc., not to, during the period commencing on February 12, 2019 and ending 180 days thereafter, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Ordinary Shares or ADSs, or any options or warrants to purchase any Ordinary Shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive Ordinary Shares or ADSs. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit No. 99.1 Joint Filing Agreement, dated as of February 22, 2019, by and among the Reporting Persons (filed herewith). Exhibit No. 99.2 Form of Lock-up Agreement, entered into by the Reporting Persons (incorporated herein by reference to Exhibit A of Exhibit 1.1 to the Form 6-K (File number 001-38807) filed with the Securities and Exchange Commission on February 14, 2019 by the Issuer).

CUSIP No.: 03280X 102**
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 22 2019	PALISADE MEDICAL EQUITY I, LP By: PALISADE MEDICAL EQUITY HOLDINGS I, LLC By: /s/ Dennison T. Veru Name: Dennison T. Veru Title: President
February 22 2019	DENNISON T. VERU By: /s/ Dennison T. Veru Name: Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 03280X 102**
** CUSIP number 03280X 102 has been assigned to the American Depositary Shares ("ADSs"), which are quoted on The Nasdaq Stock Market under the symbo "ANCN." Each ADS represents five ordinary shares of the Issuer, no par value (the "Ordinary Shares"). No CUSIP number has been assigned to the Ordinary Shares. (1) Based on 37,099,370 Ordinary Shares outstanding as of February 12, 2019, as disclosed in the Issuer's prospectus filed pursuant to Rule 424(b)(4) (File No. 333-229155) with the Securities and Exchange Commission ("SEC") on February 13, 2019. (2) Consists of 6,900 ADSs representing 34,500 Ordinary Shares. (3) Based on 37,099,370 Ordinary Shares outstanding as of February 12, 2019, as disclosed in the Issuer's prospectus filed pursuant to Rule 424(b)(4) (File No. 333-229155) with the SEC on February 13, 2019. Exhibit 99.1 JOINT FILING AGREEMENT In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, no par value (the “Ordinary Shares”) and American Depositary Shares representing five ordinary shares (the “ADSs”) of Anchiano Therapeutics Ltd. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below. Date: February 22, 2019 PALISADE MEDICAL EQUITY I, LP By: PALISADE CAPITAL MANAGEMENT, L.L.C. By: /s/ Alison A. Berman Title: President and Chief Executive Officer DENNISON T. VERU /s/ Dennison T. Veru